Capital Research and Management Company 333 South Hope Street Los Angeles, California 90071-1406

May 30, 2025

Soo Im-Tang

Attorney-Advisor

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Emerging Markets Equities Fund, Inc. (“EMEF”)
File Nos. 333-74995 and 811-04692

Dear Ms. Im-Tang:

In response to your comments, received on April 28, 2025, relating to the filing made on March 11, 2025 (the “Registration Statements”) of EMEF (the “Fund”), we hereby file Post-Effective Amendment No. 43 to the Registration Statements under the Investment Company Act of 1940 (the “1940 Act”) (such amendment, the “Amendment”) pursuant to Rule 472 of the 1933 Act.

Our responses to your comments are set forth below.

General

1.	Please provide responses to these comments at least 5 business days prior to the date of effectiveness of the above referenced filing.

Response: We acknowledge this comment.

Prospectus

2.	The prospectus indicates that the Fund may invest in the Central Funds. If acquired fund fees and expenses (“AFFE”) from such investments will exceed 0.01% of the average net assets of the Fund, please disclose these fees and expenses as a separate line item in the fee table.

Response: We confirm supplementally that the Fund's AFFE is not expected to exceed 0.01% of the average net assets of the Fund at this time. As a result, any such expenses will be reflected in "Other Expenses."

3.	The Fund is said to invest in developing country equity securities, and that “[d]eveloping countries are also known as ‘emerging markets.’” Please disclose the specific method by which Fund determines whether a country is an emerging market or developing country.

Response: We will add the following language to the SAI in response to this comment, in line with the Staff’s guidance on layered disclosure:

“For purposes of determining whether an investment is made in a particular country or geographic region, the fund’s investment adviser will generally look to the domicile of the issuer in the case of equity securities or to the country to which the security is tied economically in the case of debt securities. In doing so, the fund’s investment adviser will generally look to the determination of MSCI Inc. (MSCI) for equity securities and Bloomberg for debt securities. In certain limited circumstances (including where relevant data is unavailable or the nature of a holding warrants special considerations), the adviser may also take into account additional factors, as applicable, including where the issuer’s securities are listed; where the issuer is legally organized, maintains principal corporate offices, conducts its principal operations, generates revenues and/or has credit risk exposure; and the source of guarantees, if any, of such securities. For purposes of determining which countries constitute “emerging markets,” the fund’s investment adviser will generally look to the determination of MSCI for equity securities and J.P. Morgan for debt securities.”

4.	Please revise disclosure to clarify that the reference to the Fund’s assets in respect of its 90% policy refers to “net assets plus borrowings for investment purposes.”

Response: We will revise the disclosure as suggested in the statement of additional information (under “Certain investment limitations and guidelines”) where the Fund’s 90% investment policy is discussed. The Fund does not expect to incur borrowings for investment purposes. We believe this additional detail would be more appropriately disclosed in the statement of additional information, rather than its summary prospectus, in accordance with the Staff’s guidance on layered disclosure.

5.	Please consider revising the Fund’s risk disclosure to address recent tariff-related developments between the U.S. and China. Please also update the Fund’s percentage of investments in China as of a more recent date.

Response: We believe the risk factors captioned “Investing outside the United States,” “Investing in developing countries,” and “Exposure to country, region, industry or sector” as well as “Market conditions” altogether adequately address the risks of investing in China, including with respect to tariffs. In particular, the risk factor captioned “Market conditions” provides that “trading and tariff arrangements,” among other things, may impact the value and liquidity of certain of the Fund’s investments. We note that the description of the principal investment strategies under Item 4 includes a specific reference to these risk factors in respect of the Fund’s investments in China.

 We will update the Fund’s percentage of investments in China as of a more recent date.

6.	To the extent the risk factor captioned “Investing in small companies” is a principal risk of investing in the Fund, please ensure the description of the Fund’s principal investment strategies reflects such investments.

Response: To address this comment, we will update the description of the Fund’s principal investment strategies to include the following language:

“The fund’s investments are not limited to a particular capitalization size and may include investments in smaller companies.”

7.	In the section titled “Tax information,” please add to the end of the disclosure “in which case you may be subject to taxes from withdrawals of such account” or similar language.

Response: We will revise the language as follows:

“Dividends and capital gain distributions you receive from the fund are subject to federal income taxes and may also be subject to state and local taxes, unless you are tax-exempt or your account is tax-favored (in which case you may be taxed later, upon withdrawal of your investment from such account).”

8.	With respect to the Fund’s disclosure regarding its consideration of environmental, social and governance (ESG) factors: (1) please disclose whether the investment adviser applies the criteria it uses with respect to ESG factors with respect to every investment or only some of its investments; (2) explain whether an investment could be made in a company that scores poorly on ESG if it scores strongly on other non-ESG factors; and (3) consider whether an ESG-specific risk factor may be appropriate or explain supplementally why such risk factor is not appropriate.

Response: (i) We believe the analysis of material ESG issues as part of our fundamental research can help us understand long-term risks and opportunities of an investment. As indicated in the disclosure, “The investment adviser may consider environmental, social and governance (‘ESG’) factors that, depending on the facts and circumstances, are material to the value of an issuer or instrument.” We believe the current disclosure is clear that ESG factors may be considered where such factors are material to the value of an investment.

(ii) We do not exclude investments solely based on ESG considerations to the extent we believe it represents a relatively attractive investment opportunity.

(iii) Because ESG considerations do not constitute a principal investment strategy of the Fund, and for the reasons noted above, we do not believe an ESG specific risk disclosure would be necessary or appropriate.

9.	In the sub-section titled “Fund comparative index,” please add a more specific cross-reference to the investment results table in the prospectus.

Response: We have made this change in the Amendment.

10.	In the section titled “Choosing a share class,” please include a discussion of Class M shares.

Response: We have made this change in the Amendment.

Statement of additional information

11.	Regarding the Fund’s concentration policies, please note that the fund or investment adviser may not ignore affiliated and unaffiliated investment companies when determining whether the fund is in compliance with these concentration policies. Please confirm the fund will consider the investments of its underlying investment companies when determining the fund’s compliance with these concentration policies.

Response: We are not aware of any requirement to disclose this practice under Form N-1A, but acknowledge that to the extent the Fund determines that its investment in an underlying investment company exposes the Fund to a material risk, including significant exposure to a particular industry or group of industries, the Fund would include appropriate risk disclosure in the Registration Statement.

Thank you for your consideration of our responses to your comments. If you have any questions, please do not hesitate to contact me.

Sincerely,

/s/ Clara Kang

Clara Kang

Counsel

(213) 615-3736

Clara.Kang@capgroup.com